UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)*

Under the Securities Exchange Act of 1934

NUANCE COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

80603P107

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019-6099

(212) 728-8000

May 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,953,847 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,953,847 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,869,047 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 31,869,047 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 31,869,047 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,869,047 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 31,869,047 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 31,869,047 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,869,047 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (see Item 5)

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 31,869,047 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 31,869,047 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,869,047 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (see Item 5)

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus Private Equity X, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,422,071 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,422,071 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,869,047 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 493,129 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 493,129 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,869,047 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,915,200 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,915,200 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,869,047 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (see Item 5)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Warburg Pincus X LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,915,200 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,915,200 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,869,047 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (see Item 5)

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 31,869,047 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 31,869,047 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,869,047 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (see Item 5)

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 80603P107

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 31,869,047 (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 31,869,047 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,869,047 (see Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (see Item 5)

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends the Schedule 13D originally filed on April 19, 2004 (“Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 10, 2005 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D filed on September 19, 2005 (“Amendment No. 2”), as further amended by Amendment No. 3 to Schedule 13D filed on August 29, 2006 (“Amendment No. 3”), as further amended by Amendment No. 4 to Schedule 13D filed on April 8, 2008 (“Amendment No. 4”), as further amended by Amendment No. 5 to Schedule 13D filed on May 21, 2008 (“Amendment No. 5”), as further amended by Amendment No. 6 to Schedule 13D filed on January 15, 2009 (“Amendment No. 6”), as further amended by Amendment No. 7 to Schedule 13D filed on January 30, 2009 (“Amendment No. 7”), as further amended by Amendment No. 8 to Schedule 13D filed on February 16, 2012 (“Amendment No. 8”), as further amended by Amendment No. 9 to Schedule 13D filed on August 31, 2012 (“Amendment No. 9”) and as further amended by Amendment No. 10 to Schedule 13D filed on March15, 2013 (“Amendment No. 10” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 11, the “Amended 13D”).  The Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 were each filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”), and

Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  In addition, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 were each filed, and this Amendment No. 11 is filed, on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and, together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”), and Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”).  This Amendment No. 11 relates to the common stock, par value $0.001 per share, of Nuance Communications, Inc., a Delaware corporation formerly known as ScanSoft, Inc. (the “Company”).  The holdings of WP VIII reported in this Amendment No. 11 include the holdings of Warburg Pincus Netherlands Private Equity VIII, C.V. I, a Netherlands commanditaire vennootschap (“WPNPE I”) and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII” and, together with WPNPE I and WP VIII, the “WP VIII Funds”; and together with the WP X Funds, the “Funds”).  Each of the Funds, WP X LP, WP X LLC, WPP LLC, WP LLC, WP and Messrs. Charles R. Kaye and Joseph P. Landy is a “Reporting Person” and collectively, the “Warburg Pincus Reporting Persons”.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Original 13D and any amendments thereto.

Item 4.                   Purpose of Transaction.

Item 4 of the Amended 13D is hereby amended by adding the following to the end thereof:

On May 30, 2013, the WP VIII Funds distributed an aggregate of 14,751,722 shares of Common Stock of the Company to their partners on a pro rata basis for no consideration.

Item 5.                   Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Amended 13D are hereby amended and restated in their entirety as follows:

(a)           Due to their respective relationships with the Funds and each other, as of May 30, 2013, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 28,306,809 shares of Common Stock.  As of May 30, 2013, the Warburg Pincus Reporting Persons may also be deemed to beneficially own, in the aggregate, additional shares of Common Stock by virtue of the Series B Preferred Stock which the Funds’ may be deemed to beneficially own (the “Convertible Securities”).  Assuming the full exercise and conversion of the Convertible Securities, the Warburg Pincus Reporting Persons may be deemed to beneficially own 31,869,047 shares of Common Stock, representing approximately 9.9% of the outstanding class of Common Stock, based on a total of 321,313,146 shares of Common Stock, which is comprised of: (i) 317,750,908 shares of Common Stock outstanding as of April 30, 2013, as reported in the Company’s 10-Q filed with the SEC on May 7, 2013 and (ii) the 3,562,238 shares of Common Stock issuable upon the conversion of the 3,562,238 shares of Series B Preferred Stock acquired by certain of the Funds.

(b)           Each of WP X LP, WP X LLC, WPP LLC, WP LLC and WP may be deemed to share with the WP X Funds the power to vote or to direct the vote and to dispose or to direct the disposition of the 15,915,200 shares of Common Stock the WP X Funds may be deemed to beneficially own as of May 30, 2013.  Each of WPP LLC, WP

LLC and WP may be deemed to share with the WP VIII Funds the power to vote or to direct the vote and to dispose or to direct the disposition of the 15,953,847 shares of Common Stock the WP VIII Funds may be deemed to beneficially own as of May 30, 2013.  Charles R. Kaye and Joseph P. Landy are each a Managing General Partner of WP and Managing Member and Co-President of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Funds.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)           Except as described in this Amendment No. 11, during the last sixty (60) days, there were no other transactions in the Common Stock effected by the Warburg Pincus Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2013	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

		By:	Warburg Pincus Partners LLC,
its General Partner

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-Fact*

Dated: May 31, 2013	WARBURG PINCUS PRIVATE EQUITY X, L.P.

		By:	Warburg Pincus X, L.P.,
its General Partner

		By:	Warburg Pincus X LLC,
its General Partner

		By:	Warburg Pincus Partners LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-Fact*

Dated: May 31, 2013	WARBURG PINCUS X PARTNERS, L.P.

		By:	Warburg Pincus X, L.P.,
its General Partner

		By:	Warburg Pincus X LLC,
its General Partner

		By:	Warburg Pincus Partners LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-Fact*

Dated: May 31, 2013	WARBURG PINCUS X LLC

		By:	Warburg Pincus Partners LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-Fact*

Dated: May 31, 2013	WARBURG PINCUS X, L.P.

		By:	Warburg Pincus X LLC,
its General Partner

		By:	Warburg Pincus Partners LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-Fact*

Dated: May 31, 2013	WARBURG PINCUS PARTNERS LLC

		By:	Warburg Pincus & Co.,
its Managing Member

	By:		/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-Fact*

Dated: May 31, 2013	WARBURG PINCUS & CO.

	By:		/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-Fact*

Dated: May 31, 2013	WARBURG PINCUS LLC

	By:		/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: May 31, 2013	CHARLES R. KAYE

	By:		/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

Dated: May 31, 2013	JOSEPH P. LANDY

	By:		/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact*

*The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.